BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

November 3, 2020

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Washington, DC 20549

Re:	CBD Life Sciences Inc.
Post-qualification Amendment No. 1 to
Offering Statement on Form 1-A
Filed September 23, 2020
File No. 024-11005

Dear Staff:

We are in receipt of your letter dated October 13, 2020, setting forth certain comments to Post-Qualification Amendment No. 1 to the Form 1-A filed on September 23, 2020 by CBD Life Sciences Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Post-qualification Amendment to Form 1-A filed September 23, 2020

Cover Page

1.	We note your disclosure on page F-11 that "the placement of [the Regulation A+] common stock is being handled by a New York firm. In addition, we note your disclosure on page 28 that the, "offering price was determined by negotiation between us and the Underwriter." However, we also note your disclosure on the cover page that you are "offering these securities without an underwriter." Please advise if you have engaged an underwriter, placement agent or are paying any finder's fee or similar payment in connection with the offering. In addition, please revise the table to be in a format substantially consistent with Item 1(e). Refer to Item 1(e) of Part II to Form 1-A, including Instruction 6.

RESPONSE: Concurrent with the filing herewith, the Company filed Post-Qualification Amendment No. 2 to the Form 1-A (the “Amendment”) which eliminates the disclosure that the placement of the common stock is being handled by a New York firm and anything having to do with an underwriter due to the fact that no underwriter has been engaged as placement agent, as the amendment discloses. In, the table located on the page preceding page 3, the table has been revised to be in a format substantially consistent with Item 1(3) of Part II to Form 1-A.

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Management, page 40

2.	We note that you provide narrative disclosure of your chief marketing officer, Joseph Hawkes, but do not include his information in your table of directors and executive officers. Please include him in the table or otherwise advise us why he should not be considered an executive officer. In addition, to the extent he is an executive officer please include his compensation information in your Executive Compensation section. Refer to Item 11 of Part II to Form 1-A.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which includes disclosure of the Company’s chief marketing officer, Joseph Hawkes in the table of directors and officers on page 40 and disclosure of Mr. Hawkes’ compensation in the Executive Compensation section on page 42.

Principal Stockholders, page 46

3.	We note your updated "Shares Held" figures in the common stock table. However, your "Total" row does not appear to be correct as it does not include the shares held by Brianna Nelson and Ten Associates, LLC. Please advise or revise accordingly.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which revises the “Shares Held” figure in the common stock table on page 46 to include the shares held by Brianna Nelson and Ten Associates, LLC.

Description of Securities, page 47

4.	We note your disclosure in the principal stockholders table that two holders hold an aggregate of 66,081,530 shares of Series A Non-Convertible Preferred Stock. However, we note that in your description of capital stock that you have only designated 16,081,530 shares of Series A Non-Convertible Preferred Stock. Please correct this inconsistency or otherwise advise.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which revises the principal stockholders table on page 46 to show an aggregate of 66,081,539 shares of Series A Non-Convertible Preferred Stock issued and outstanding.

Experts, page 51

5.	Revise to disclose the date that Thayer O'Neal resigned as the independent accountant of LBC Bioscience, Inc.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which revises the “Experts” section on page 51 to disclose the date that Thayer O’Neal resigned as the independent accountant of LBC Bioscience, Inc.

CBD Life Sciences, Inc. Financial Statements, page F-1

6.	We note that you have included unaudited financial statements as of and for the year ended December 31, 2019. Pursuant to the requirements of Part F/S(b)(3) through (b)(5) of Form 1-A, where an offering statement is expected to be qualified more than nine months after the most recently completed fiscal year end, an interim balance sheet and interim statements of loss and comprehensive loss, equity, and cash flows covering a period no earlier than six months after the most recently completed fiscal year end is to be provided. Specific reference is made to Part F/S(b)(3)(B) of Form 1-A. Please revise to provide updated financial statements in your next amendment.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which added unaudited financial statements for the Company for the period ended September 30, 2020, pursuant to the requirements of Part F/S(b)(3) through (b)(5) of Form 1-A.

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Note 1 - Nature of Operations and Continuance of Business, page F-6

7.	In regards to your acquisition of LBC Bioscience, Inc., please revise to add disclosures required by ASC 805. In particular, include the following:
a.	a description of the arrangement,
b.	the basis for determining the amount of consideration paid,
c.	your accounting treatment for the transaction, and
d.	the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which added disclosures required by ASC 805 on page F-11.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely, /s/ Brian Higley Outside Legal Counsel

cc: Lisa Nelson, President/CEO

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